Exhibit 99.2
Email Message to Vice Presidents and Directors of Pharmion from Pam Herriott, Vice President, Human
Resources, of Pharmion, dated February 28, 2006.
Tennille shared with us she has had several questions regarding this announcement. To clarify:
1. “Options” means stock options.
2. “This program is not available to the Company’s executive officers or directors,” is referring to Patrick, Judy, the Executive VPs (Michael, Erle and Gillian), and the Company Board of Directors. Non-executive VPs and all internal company Director level individuals are eligible for the program.
Please continue to let us know if you have questions. More information will follow in the next month.